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2008 FEB 20 AM 1:24
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SECURITIES AND E
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08027009

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-34497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIERETRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 E. CENTRAL PARKWAY, SUITE 1020
(No. and Street)

ALTAMONTE SPRINGS (City) FL (State) 32701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHARON VANCE, CHIEF FINANCIAL OFFICER 407-215-7734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KANE AND ASSOC.
(Name – *if individual, state last, first, middle name*)

670 W. FAIRBANKS AVE (Address) WINTER PARK (City) FL (State) 32789 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/08

OATH OR AFFIRMATION

I, SHARON VANCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIERETRADE SECURITIES INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Lisa B Kepics
My Commission DD726845
Expires 12/03/2011

Signature

SHARON VANCE, CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIERETRADE SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

PREMIERETRADE SECURITIES, INC.

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
PremiereTrade Securities, Inc.

We have audited the accompanying statement of financial condition of PremiereTrade Securities, Inc. (a Subchapter-S Florida corporation) as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PremiereTrade Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding that matter also are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Winter Park, Florida
February 5, 2008

MEMBER AMERICAN INSTITUTE OF CERTIFIED ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE · WINTER PARK, FLORIDA 32789 · (407) 644-6066 · FAX (407) 629-0025

PREMIERETRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash	$	29,820
Commissions receivable		13
Prepaid expenses		15,248
Property and equipment, net of accumulated depreciation		1,878
Other assets		250
TOTAL ASSETS	$	47,209
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 7,500 shares authorized, 5,486 shares issued and outstanding		5,486
Additional paid-in capital		772,660
Common stock held in treasury; 2000 shares at cost		(2,000)
Retained deficit		(728,937)
Total Stockholder's Equity		47,209
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	47,209

See notes to financial statements.

PREMIERETRADE SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commissions and management fees	$ 23,498
Other income	35,020
Interest and dividends	1,548
TOTAL REVENUES	60,066
EXPENSES	
Salary and related expenses	25,358
Commissions	21,477
Professional fees	18,500
Regulatory fees	17,802
Rent	13,256
Office expenses	7,354
Depreciation	1,396
Other operating expenses	503
Taxes	261
TOTAL EXPENSES	105,907
NET LOSS	$ (45,841)

See notes to financial statements.

PREMIERETRADE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
Balance at January 1, 2007	$ 5,486	$ 730,160	$ (683,096)	$ (2,000)	$ 50,550
Capital Contributions	-	42,500	-	-	42,500
Net Loss	-	-	(45,841)	-	(45,841)
Balance at December 31, 2007	$ 5,486	$ 772,660	$ (728,937)	$ (2,000)	$ 47,209

See notes to financial statements.

PREMIERETRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net loss	$	(45,841)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,396
(Increase) decrease in operating assets:		
Commissions receivable		(13)
Prepaid expenses		134
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		(396)
Net cash used by operating activities		(44,720)
Cash flows from financing activities:		
Additional paid-in capital		42,500
Net cash provided by financing activities		42,500
Net decrease in cash		(2,220)
Cash at beginning of year		32,040
Cash at end of year	$	29,820
Supplemental disclosures of cash flow information:		
(1) Cash paid during the year for:		
Interest	$	-
Income taxes-State	$	261

(2) There were no non-cash investing and financing activities for the year ended December 31, 2007.

See notes to financial statements.

PREMIERETRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

PremiereTrade Securities, Inc. (the Company) is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker-dealer which sells variable annuities on a best efforts contingency basis. In addition, the Company is registered with certain other states as a broker-dealer and with the State of Florida as a broker-dealer and investment adviser.

Effective June 23, 2004 the Company changed its name from Delta First Financial, Inc. to PremiereTrade Securities, Inc.

Basis of accounting:

The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of December 31, 2007.

Reserve requirement under rule 15c3-3:

The Company does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Property and Equipment:

Property and equipment are stated at cost and are depreciated over their estimated useful lives of five years using the straight-line method.

Income taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the Company's taxable income.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 consist of the following:

Computer equipment	$ 6,977
Less accumulated depreciation	(5,099)
	$ 1,878

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $29,081, which was $24,081 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2007. The Company is also subject to the State of Florida net capital requirements, which require the maintenance of minimum net capital in the amount of $25,000 calculated as prescribed by SEC Rule 15c3-1.

NOTE D – GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred net losses in the years ended December 31, 2007 and 2006 of $45,841 and $86,865, respectively. The losses create an uncertainty about the Company's ability to continue as a going concern. During these years, the Company's stockholder has funded the cash shortages. Management has decreased expenses and is developing a plan to improve income.

Management plans to offer private placement of securities. This will be done as a selling group participant and not as the general partner of any of the private placements. The Company also plans to begin selling annuities and other investment products. The Company may offer investment advisory services through managed accounts and/or financial/estate planning.

The ability of the Company to continue as a going concern is dependent upon the success of these actions.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SUPPLEMENTARY INFORMATION

PREMIERETRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total stockholder's equity		$ 47,209
Deduct:		
Nonallowable assets:		
Petty cash	200	
Prepaid expenses	15,248	
Property and equipment, net	1,878	
Other assets	250	17,576
Net capital before haircuts on securities positions		29,633
Haircuts on securities		(552)
Net capital		$ 29,081
Aggregate indebtedness		
Accounts payable and accrued expenses		$ -
Total aggregate indebtedness		$ -
Minimum net capital required		$ 5,000
Excess net capital		$ 24,081
Excess net capital at 1,000 percent		$ 29,081
Ratio: Aggregate indebtedness to net capital		0 to 1

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in company's Part IIA FOCUS report	$ 29,081

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

Board of Directors
PremiereTrade Securities, Inc.

In planning and performing our audit of the financial statements of PremiereTrade Securities, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by PremiereTrade Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not make a study of the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER AMERICAN INSTITUTE OF CERTIFIED ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE · WINTER PARK, FLORIDA 32789 · (407) 644-6066 · FAX (407) 629-0025

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relating to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the mission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Kane & Associates

Winter Park, Florida
February 5, 2008

END